[ROPES & GRAY LOGO]
ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

June 3, 2010

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: John Grzeskiewicz

Re:	DWS Enhanced Commodity Strategy Fund, Inc. –
Preliminary Proxy Statement on Schedule 14A filed on May 28, 2010 by Western Investment LLC, et al. (“Western”)

Dear John:

We are counsel to DWS Enhanced Commodity Strategy Fund, Inc. (the “Fund”) and are writing regarding the preliminary proxy statement on Schedule 14A filed by Western on May 28, 2010 (the “Western Proxy Statement”) relating to the Fund’s annual meeting of stockholders to be held on June 28, 2010 (the “Meeting”).  We have reviewed the Western Proxy Statement and consulted with Fund management.  Based upon that review, we believe that the Western Proxy Statement contains false and/or misleading statements in violation of Rule 14a-9 under the Securities Exchange Act of 1934 (the “1934 Act”).

1.	The Western Proxy Statement includes irrelevant, inflammatory and misleading statements.

We believe the statements made by Western in the Western Proxy Statement are generally irrelevant, inflammatory and misleading.  Statements that indicate a clear inflammatory intent include (1) “We have lost all confidence in Deutsche and the Board of directors and believe that they are unfit to manage closed-end funds;” (2) “This solicitation is a step in Western Investment’s campaign to oust Deutsche from managing closed-end funds;” and (3) “Together we will knock down the undemocratic hurdles erected by Deutsche and its Board, which are designed to block YOU from exercising your basic voting rights as stockholders.”  These statements are irrelevant to the matters being considered at the Meeting (i.e., the election of directors, the merger and the termination of the investment management agreement) and indicate that Western’s proxy solicitation is not about electing directors but rather about

ROPES & GRAY LLP

- 2 -                                           June 3, 2010

furthering some bizarre vendetta against Deutsche Investment Management Americas Inc. (“DIMA”), the Fund’s investment advisor, and its parent company.  Western makes this vendetta clear in the last sentence of the fourth paragraph on page 1 of the Western Proxy Statement, stating, “Western Investment intends to continue fighting to end, once and for all, Deutsche’s management of closed-end funds.”
The Western Proxy Statement contains further irrelevant, inflammatory and misleading statements.  Western spends over a page describing legal and regulatory actions that are totally unrelated to the Fund and irrelevant to the election of directors at the Meeting, the merger or the termination of the investment management agreement. It is also misleading to suggest that the activities of DIMA’s parent company, a global, diversified financial institution, have any bearing on its ability to serve the interests of the Fund and its stockholders.

Western misleadingly states on page 6 of the Western Proxy Statement that “tender offers followed by a liquidation of the Fund . . . will be quicker and less expensive than the Fund’s proposed merger.” Although couched as Western’s opinion, this assertion is patently incorrect in light of the current circumstances, and therefore misleading: (1) The completion of GCS’s proposed merger could occur promptly following the June 28 Meeting, whereas Western’s proposal to launch tender offers and then a proxy solicitation for approving a liquidation could only begin after the June 28 Meeting; and (2) a series of tender offers and a liquidation which has not yet been proposed to stockholders will clearly cost the Fund more to complete than the final closing costs of a merger for which the majority of expenses (i.e., all but the closing costs) will have already been incurred prior to the Meeting.  The Western Proxy Statement also fails to discuss a number of tax consequences and transaction costs associated with a full liquidation that would be essential to allowing stockholders to understand and weigh the merits of the alternative approaches, and further underscore the advantages of continuing with the Fund's proposed course of merging into an open-end fund.

The statement on page 5 that “[i]f a stockholder wants to exit the Fund following the merger, they will have to pay a 1% redemption fee" is misleading because the redemption fee is only applicable within the one-year period following the merger.  It should be revised to add reference to the one-year period.

The statement on page 7 that each director of the Fund is “paid at least $240,000 per year by Deutsche” is misleading because director compensation is paid by the funds in the DWS fund complex, and not by Deutsche.

The discussion on page 5 of the November 2009 speech given by Andrew Donohue, the Director of the SEC’s Division of Investment Management, is misleading because it does not clarify: (1) that the criticism was of management entrenchment actions generally and not of the Fund’s actions specifically; or (2) that the remarks represented Mr. Donohue’s own views and not necessarily the views of the SEC, individual SEC Commissioners or his colleagues on the SEC staff.

ROPES & GRAY LLP

- 3 -                                           June 3, 2010

Finally, the suggestion on page 7 that Western is motivated by a desire to promote good corporate governance is misleading because there is no evidence to suggest that Western has ever done anything for a fund other than force a liquidity event in order to cash out its investment at a profit.

2.	The Western Proxy Statement Contains Statements Which Impugn Character and/or Make Charges of Improper Conduct

The Note to Rule 14a-9 under the 1934 Act states in pertinent part:  “The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of [Rule 14a-9]. . . (b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”  The following is a list of examples of statements included in the Western Proxy Statement that impugn character and/or make charges of improper conduct without factual basis.

(a) “We are afraid that there is little to stop Deutsche from exploiting this Fund post-merger for its own benefit as it has with so many others.” (p. 1)

(b) “The Fund and its Board have a long history over the past several years of ignoring stockholders and taking extraordinary actions to subvert the will of stockholders and remain in power.” (p. 4)

(c) “We believe the decision to liquidate [SRO and SRQ] was ultimately made out of a desire to protect SRO and SRQ from further embarrassment rather than out of an interest in doing what was best for stockholders.” (p. 6)

(d) “We wonder how stockholders are to trust that this Board will objectively evaluate the actions given the Fund’s relationship with an investment manager that seems more than willing to step over its own investors to make a buck.” (p. 7)

(e) “The Board has a history of disregarding best practice corporate governance recommendations -- indicative of a board that does not place stockholders’ interests first.” (p. 7)

Conclusion

Given the clear violations of Rule 14a-9 present in the Western Proxy Statement, we believe that Western must make corrective disclosures in its definitive proxy statement.  The Fund is very concerned that otherwise its stockholders will be unable to evaluate the important matters relating to their Fund in the fair and even-handed manner contemplated by the SEC’s proxy rules.

*           *           *

If you have any questions with respect to this letter or need any additional information please call the undersigned at (617) 951-7556.

Sincerely,

/s/ George B. Raine

George B. Raine

cc:           John W. Gerstmayr, Esq., Ropes & Gray LLP
Rita Rubin, DWS Investments
Caroline Pearson, DWS Investments
Arthur Lipson, Western Investment LLC
Adam Finerman, Esq., Olshan Grundman Frome Rosenzweig & Wolosky LLP
AMS: